Appendix A
Investment Risks

An investment in the C-2 Investment Certificates is speculative and involves a high degree of risk

An investment in the Company should not be made by persons unable to bear the risk of loss of their entire investment or by persons who may have a need for liquidity from their investment. In making an investment decision, you must rely on your examination of the Company and the terms of the Offering, including the merits and the risks involved. Like all investments, an investment in the Company involves the risk of the loss of capital, and the C-2 Investment Certificates should not be purchased by anyone who cannot afford the loss of his, her or its entire investment. Investors must be prepared to bear the economic risk of an investment in the Company for an indefinite period of time and be able to withstand a total loss of their investment. Investors are encouraged to consult their own investment or tax advisors, accountants, legal counsel, or other advisors to determine whether an investment in the C-2 Investment Certificates is appropriate.

The C-2 Investment Certificates have not been registered under the Securities Act

The C-2 Investment Certificates offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (227.100 et seq.). The investment contemplated by the C-2 Investment Certificates has not been recommended, approved, or disapproved by the SEC, or any state securities commission, or other regulatory authority, nor have any of these authorities passed upon or endorsed the merits of this Offering or the accuracy, completeness, or adequacy of the Offering Materials. Any representation to the contrary is a criminal offense.

Investors will be subject to certain suitability requirements

The C-2 Investment Certificates will not be sold to an Investor until such Investor delivers an executed representation, as contained in the Qualified Investor Questionnaire and Subscription Agreement, that he, she or it is a Qualified Investor and meets certain standards. Persons who are not Qualified Investors are not permitted to invest. The fact that a person is a Qualified Investor represents the minimum suitability requirement for an Investor, and compliance with such standards does not necessarily indicate that this would be a suitable investment for such person.

There is no market for the C-2 Investment Certificates and no such market is expected to develop

The C-2 Investment Certificates are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the C-2 Investment Certificates during the one-year period beginning when the C-2 Investment Certificates were issued, unless the C-2 Investment Certificates are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. Investors may be required to bear the financial risks of the investment in the Company for an indefinite period of time. Persons who desire liquidity from this investment should not invest.

The Company will have the right to refuse any subscription in its sole discretion

The Company will have the right to refuse any subscription in its sole discretion and for any reason (or no reason), including the Company's belief that an Investor does not meet the applicable suitability requirements or that exemptions from the registration requirements of any applicable jurisdiction are not available with respect to the issuance of the C-2 Investment Certificates to any Investor under this Offering. The Company may make or cause to be made such further inquiry and obtain such additional information as it deems appropriate with regard to the suitability of Investors. The Company reserves the right to modify the suitability standards with respect to certain Investors in order to comply with any applicable state or local laws, rules, regulations or otherwise.

The information presented in the Offering Materials was prepared by the Company and is being furnished solely for your use in connection with the Offering

The Offering Materials (together with any amendments or supplements and any other information that may be furnished by the Company) includes or may include certain forward-looking statements, estimates, and projections with respect to the Company's anticipated future performance. Examples of forward-looking statements include statements regarding the Company's future sales, purchase orders, financial results, operating results, acquisitions, business and monetization strategies, projected costs, revenues, products, competitive positions and plans and objectives of management for future operations. In some cases, forward-looking statements can be identified by terminology such as "may," "will," "should," "would," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue," or the negative of these terms or other comparable terminology. Such forward-looking statements, estimates, and projections are not guarantees of future performance and reflect various assumptions of the Company's management that may or may not prove correct and involve various risks and uncertainties over which the Company may have no influence or control. No independent party has verified or confirmed the reasonableness of the assumptions that form the basis of the forecasts. These and many other factors could affect the Company's future financial and operating results, and could cause actual results to differ materially from expectations based on forward-looking statements made in the Offering Materials or elsewhere by the Company (or on its behalf). The likelihood of the Company's success must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with a new real estate development. There can be no assurance that the Company will generate any particular level of revenue or will be able to continue to operate profitably. The Placement Agent expressly disclaims any representation or warranty regarding involvement in or responsibility for any forward looking statements contained in the Offering Materials.

Only the Offering Materials may be relied upon in connection with this Offering
Only the information expressly set forth in the Offering Materials or contained in documents furnished by the Company upon request may be relied upon in connection with this Offering. No person has been authorized to give any information or to make any representations other than those contained in the Offering Materials and, if given or made, such information or representations must not be relied upon. Access to the Offering Materials at this time does not imply that information therein is correct as of any time subsequent to this date.

The Offering Materials do not purport to be all-inclusive
The Offering Materials provided to Investors do not purport to be all-inclusive or contain all of the information that you may desire in investigating the Company. You must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved in making an investment in the C-2 Investment Certificates. Prior to making an investment decision, you should consult your own counsel, accountants, and other advisors and carefully review and consider all of the Offering Materials provided and the other information that you acquire. You should not construe any statements made in the Offering Materials provided as investment, tax or legal advice.

The Company reserves the right to reject some or all of any prospective investment
The offer of the C-2 Investment Certificates by the Company is subject to prior sale and certain other conditions. The Company reserves the right, in the Company's sole discretion and for any reason, to withdraw, cancel, or modify the Offering and to accept or reject some or all of any prospective investment. The Company will have no liability to any Investor in the event that the Company takes any of these actions.

The terms, conditions and restrictions of the C-2 Investment Certificates are fully set forth in the Offering Materials
The terms, conditions and restrictions of the C-2 Investment Certificates are fully set forth in the Membership Agreement, which you will be required to execute if you decide to invest, the form of which has been provided to you in the Offering Materials section for this Offering on the Company Offering Profile. You should not invest unless you have completely and thoroughly reviewed the provisions of the Membership Agreement. In the event that any of the terms, conditions, or other provisions of the Membership Agreement are inconsistent with or contrary to

the information provided in the Offering Materials, that agreement will control. Any additional information or representations given or made by the Company in connection with the Offering, whether oral or written, are qualified in their entirety by the information set forth in the Offering Materials, including, but not limited to, the risks of investment.

No solicitation in any state or other jurisdiction in which such solicitation is not authorized
The Offering Materials do not constitute an offer to sell, or a solicitation of an offer to buy, any security in any state or other jurisdiction in which such an offer or solicitation is not authorized. Except as otherwise indicated, the offering materials speak as of the date the Offering was initiated. Neither access to the Offering Materials nor any sale of the C-2 Investment Certificates shall, under any circumstances, create an implication that there has been no change in the Company's affairs from the date the Offering was initiated.

Each investment is subject to the terms and conditions of the Investor Registration Agreement
Each Investor's subscription for and purchase of the C-2 Investment Certificates is governed by, and subject to, the terms and conditions of the Investor Registration Agreement entered into between the Placement Agent and such Investor, including, without limitation, the investment limits established by the Placement Agent for such Investor, the Placement Agent's rights to terminate the offering or any Investor's registration with the Placement Agent.

The Company will be available to you to answer questions and furnish additional information
The Company will make available to you, within a reasonable amount of time upon receiving a request, at reasonable times and in the manner determined by the Company, copies of material agreements and other documents relating to the Company and will afford you the opportunity to ask questions and receive answers from the Company concerning its business and financial condition. The Company will also provide you an opportunity to meet with representatives of the Company to obtain other additional information.

COMPANY RISKS

No operating history
The Company was formed in March 2018 and has no previous operating history or past financial information. The Company has not generated any income to date. The Project is currently in an early phase of construction and is not generating rental income. Due to the Company's lack of operating history and the development status of the Project, the Company is unable to forecast its income with any assurance of accuracy. Therefore, we cannot provide any assurance that the Company will be able to achieve projected income levels or projected interest payments to Investors.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

No assurances of sufficient financing; Additional capital may be required
Although the Company believes the proceeds of this Offering, along with other planned financings, will provide adequate funding to develop and successfully support its business plans, there can be no assurances that such funds will be adequate. If the Company's cash requirements exceed current expectations, the Company reserves the right to raise additional equity or debt capital, beyond what is being sought with current efforts. There can be no assurance that adequate additional financing on acceptable terms will be available when needed. The unavailability of sufficient financing when needed would have a material adverse effect on the Company, could require the Company to terminate its operations, and Investors could lose all, or a significant portion of, their investment. Additionally, any new financing that might hereafter be issued by the Company may carry certain rights and privileges senior to those of the Investors in C-2 Investment Certificates and may negatively impact the Investors in C-2 Investment Certificates.

Control of the Company
The Directors comprising the Company's Cooperative Board will have management authority over the majority of the operations of the Company, regardless of the opposition of Investors to pursue an alternate course of action. Investors will have limited rights to vote with respect to the management and limited ability to participate in many decisions regarding management of the Company's business. In addition, Investors should be aware that the Cooperative Board has the sole authority to enter into transactions with related parties that could increase the indebtedness of the Company or create conflicts of interest associated with the operations of the Company, which could have a materially adverse affect on the Company's operations.

The Company is obligated to indemnify its management
Directors of the Company owe certain duties to the Company they serve in connection with the use of its assets. Directors are fiduciaries, and as such are under obligations of trust and confidence to the Company and owners to act in good faith and for the interest of the Company and its owners, with due care and diligence. Notwithstanding the foregoing, the Company is obligated to indemnify Directors of the Company for actions or omissions to act by such Directors of the Company on behalf of the Company that are authorized under the organizational documents of the Company. There are very limited circumstances under which the Directors of the Company can be held liable to the Company. Accordingly, it may be very difficult for the Company or any Investor to pursue any form of action against the management of the Company.

Limited ability to protect intellectual property rights

The Company has not applied for, and has no plans to apply for, intellectual property protection through trademarks or patents. Existing trademarks have been issued for the name 'Commongrounds' for real-estate related purposes. For this reason or others, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Sufficient insurance coverage
The cost of insurance policies maintained by the Company to protect the Company's business and assets could increase in the future. In addition, some types of losses, such as losses resulting from natural disasters, generally are not insured because they are uninsurable or it is not economically practical to obtain insurance to cover them. Moreover, insurers recently have become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, this could have a material adverse effect on the Company's business, results of operations and financial condition.

Need for additional financing
The Company is looking to raise $2,500,000 in additional equity and grant financing for the Project outside of this Offering. If the Company's gross proceeds from this Offering and other financing sources do not cover estimated Project costs, completion of the Project may be delayed indefinitely, jeopardizing the Company's ability to make distributions to Investors.

Dependence on a single income producing asset
The Project is expected to be, for the foreseeable future, the Company's only asset. As a result, the Company will not have diversified sources of revenue. The prospects of the Company depend upon the Project maintaining its occupancy, rental, and resale value or increasing in such value. The typical risks relating to an investment in real estate will apply to the Project and its ability to meet debt service obligations. These include, but are not limited to:

- Changes in the general economic climate and market conditions of the United States and Traverse City, Michigan;
- Changes in the occupancy or rental rates of the Project;
- A failure to lease the Project in accordance with the projected leasing schedule;
- Limited availability of mortgage funds or fluctuations in interest rates which may render the sale and refinancing of the Project difficult;
- Unanticipated increases in real estate taxes and other operating expenses;
- Competition from other similar housing and commercial properties;
- Environmental considerations;
- Zoning laws and other governmental rules and policies; and
- Uninsured losses including possible acts of terrorism or natural disasters.

Due to the lack of diversification, any one or more of the preceding factors could materially adversely affect the value of the Project. If the value of the Project were to decrease and the Company were to choose to sell the Project, liquidate and distribute its remaining assets after paying creditors, Investors might not recover the amount of their investment, if Investors were to receive any funds at all.

Dependence on rental income
The Company's income and operating results may vary significantly from projected amounts and fluctuate substantially from month to month due to several factors, many of which are likely to be outside of the Company's control. These factors, each of which could adversely affect results of operations, include:

- Unexpected expenditures for development, construction and other expenses;
- Lease price reductions by the Company, regulations or its competitors or changes in how rent is priced;
- Actual leasing income could be lower than projected rental income due to lower than expected rental demand;
- A Tenant may terminate a lease early;
- Collection of rent may occur in a subsequent year than the year projected due to the requirement or the failure of a Tenant to make rent payments when due;
- Actual expenses could be in excess of projected expenses;
- Changes in the demand for or supply of competitive properties;
- Environmental controls and other governmentally imposed restrictions;
- Changes in state or local tax rates and assessments;
- Changes in general or local economic conditions and acts of God or other calamities;
- The Company's ability to attract, train and retain qualified personnel;
- Change in federal or state laws and regulations;
- Timing and number of strategic relationships that are established;
- Loss of key business partners.

Any projections of the Company's future operating costs will be based upon assumptions as to future events and conditions, which the Company believes to be reasonable, but which are inherently uncertain and unpredictable. The Company's assumptions may prove to be incomplete or incorrect and unanticipated events and circumstances may occur. Due to these uncertainties and the other risks outlined in this section, the actual results of the Company's future operations can be expected to be different from those projected and such differences may have a material adverse effect on the Company's prospects, business or financial condition.

Any projections that prepared or provided by the Company will not be prepared with a view toward public disclosure or complying with the published guidelines of the American Institute of Certified Public Accountants or the Securities Exchange Commission regarding projected financial information. Under no circumstances should such information be construed to represent or predict that the Company is likely to achieve any particular results. The cautionary statements made should be read as being applicable to all related forward-looking statements wherever they appear.

General real estate industry risks

The Company will be subject to all the risks inherent in developing and investing in real estate assets. A major risk of owning real estate is the possibility that the Project will not generate sufficient rental income or other income to meet expenses, including debt service or other required payments, or will decrease in value. Additional risks may include, without limitation, general and local economic and social conditions, the supply and demand for comparable properties, energy shortages and costs, declines in neighborhood property values, changes in tax, zoning, building, environmental and other applicable laws, real property tax rates, changes in interest rates and the availability of mortgage funds which may render the sale of properties difficult or unattractive. Such risks also include fluctuations in operating expenses, which could adversely affect the ability of the Company to meet debt service obligations. These risks could result in substantial unanticipated delays or expenses and, under certain circumstances, could prevent completion of development activities once undertaken, any of which could have an adverse effect on the Company.

Environmental liabilities

Federal, state and local laws may impose liability on a property owner for releases, or the otherwise improper presence on the premises, of hazardous substances without regard to fault or knowledge of the presence of such substances. A property owner may be held liable for environmental releases of such substances that occurred before it acquired title and that are not discovered until after it sells the Property. Although the Company has had an environmental assessment of the Property performed, if any hazardous substances are found at any time on or around the Property, the Company may be held liable for all cleanup costs, fines, penalties and other costs regardless of whether it owned that Property when the releases occurred or the hazardous substances were discovered. If losses arise from hazardous substance contamination that cannot be recovered from a responsible party, the financial viability of the Project may be substantially affected. In an extreme case, the Project may be rendered worthless, or the Company may be obligated to pay cleanup and other costs in excess of the value of the Project. Phase I and Phase II environmental assessments have been completed for the property. A Baseline Environmental Assessment was submitted to the Michigan Department of Environmental Quality and Commongrounds is not expected to be held liable for hazardous substances identified and reported in the BEA, pursuant to state and federal environmental laws. Subject to state approval, Commongrounds has been allocated brownfield funding to assist with any environmental cleanup required onsite.

Investments in property requiring substantial construction carry significant risks

Because the Property requires substantial construction, there are additional risks relating to the nature of such construction efforts. Construction risks include, but are not limited to, the timeliness of the project's completion, the integrity of appraisal values, and the length of the ultimate construction process. If construction work is not completed (due to contractor abandonment, unsatisfactory work performance, or various other factors) and all available financing has already been expended, then in the event of a default the Company may in some instances borrow significant additional funds to complete the construction work. Any such investment could potentially require that it be repaid by the Company prior to the Investors receiving any distributions on their investment; in such event, the ability of the Investors to realize a return on their investment would be materially adversely affected. Investments involving properties with such development or significant rehabilitation business plans have an increased risk of failure.

SECURITIES RISKS

No market; Lack of liquidity
There currently is no public or other trading market for the C-2 Investment Certificates being offered or any other securities of the Company and there can be no assurance that any market may ever exist for the C-2 Investment Certificates being offered or any other securities of the Company. If a public market does develop, factors such as competitors' announcements about performance, failure to meet securities analysts' expectations, changes in laws, government regulatory action, and market conditions for the industry in which the Company operates in general could harm the price of the Company's publicly traded securities. The Company has no obligation to register the C-2 Investment Certificates being offered or any other securities under the Securities Act or any state securities laws. Investors should be prepared to hold their C-2 Investment Certificates for an indefinite period.

Restrictions on transferability
The C-2 Investment Certificates offered by the Company have not been registered under the Securities Act, nor any applicable state securities laws, in reliance on the exemption from registration in Securities Act Section 4(a)(6) and in accordance with Section 4A and Regulation Crowdfunding (227.100 et seq.). As a result, the C-2 Investment Certificates are subject to restrictions on transferability and resale and may not be transferred or resold by any Investor in the C-2 Investment Certificates during the one-year period beginning when the C-2 Investment Certificates were issued, unless the C-2 Investment Certificates are transferred (i) to the Company; (ii) to an Accredited Investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act; (iii) as part of an offering registered with the SEC; or (iv) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstance. The term "member of the family of the Investor or the equivalent" includes a child, stepchild, grandchild,

parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the Investor, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse. In addition, there is no market for the C-2 Investment Certificates being offered and the Company does not expect that any market will be developed in the foreseeable future.

Investors may not receive a return of their investment amounts and there is no guarantee of return

Investors will be entitled to receive a return on their investment only through the C-2 Investment Certificates. The only source of funds for the repayment of the Investors' investment amounts and a return on such investment amounts is the Company's operations. The return to Investors and the future value of the investment will depend on a number of factors which cannot be predicted at this time and which may be beyond the control of the Company. These include the general, local, and industry-related economic conditions. In the event that the Company does not generate sufficient revenues from operations, the Investors may not receive any return at all and may lose a substantial portion (or possibly all) of their investment amounts. Neither the Company nor the Placement Agent makes any representations or warranties with respect to any return on an investment in the Company. There can be no assurance that an Investor will receive any return on an investment in the Company or realize any profits on such Investor's investment in the Company.

The Company could borrow additional debt senior to the C-2 Investment Certificates

The Company does not currently have plans to incur additional debt beyond existing debt already disclosed. However, if it did so, any such debt would be senior to the C-2 Investment Certificates (the "Senior Loan", respectively), which imposes certain conditions on the Company. Any Senior Loan documents will likely contain various representations, covenants (affirmative and negative) and other provisions. Such restrictions, while relatively common in today's real estate financing market, increase the risks of an investment in the Company. If the Company fails to satisfy the covenants, the lender of the Senior Loan may declare the Senior Loan in default, in which case, Investors could lose their entire investment in the Company.

Additionally, the Company has issued a class of securities with rights and return provisions senior to those being issued to the Investors in this Offering. In the event that the Company does not generate sufficient revenues from operations, or otherwise has insufficient capital to fund the return provisions of the senior equity securities and the C-2 Investment Certificates, Investors may receive a limited return or no return at all.

Purchase price of the C-2 Investment Certificates may not reflect the value of the C-2 Investment Certificates

The offering price of the C-2 Investment Certificates has been established by the Manager of the Company and is not necessarily indicative of the value of the C-2 Investment Certificates or the Company's asset value, net worth, or other criteria of value. There can be no assurance that this price accurately reflects the current value of the C-2 Investment Certificates.

Investor's ability to withdraw their capital contributions is limited
Investors may not withdraw their capital contributions, except as provided for under the C-2 Investment Certificates, which is contingent upon the Company having means to refinance the withdrawn capital. Otherwise, Investors will be entitled to receive a return of their capital contributions only through distributions in accordance with the C-2 Investment Certificate. The only source of funds for the repayment of Investors' capital contributions is the Company's operations. In the event that Company does not generate sufficient cash flow from operations, or is otherwise unable to refinance, the Investors may not receive a return of their capital contributions.

Investors may be negatively impacted by future offerings, financings, or acquisitions
The issuance or sale of additional C-2 Investment Certificates or other securities of the Company in connection with acquisitions or additional rounds of financing may negatively impact Investors. Subsequent investors may demand and receive terms more favorable than the terms of the C-2 Investment Certificates in this Offering. Please see the Capitalization of the Company section for detail on additional capital raised or to be raised, which may have a negative impact on the C-2 Investment Certificates being offered in this Offering. Since this Company is a non-stock Company, incentive shares cannot be issued and thus do not have an effect on Investors.

Additional corporate actions may have a negative impact on Investors
Approval of the Investors is not required in order for the Company to raise additional capital or enter into any other material transactions. In addition to raising additional capital, if the Company were to repurchase securities and there were fewer C-2 Investment Certificates outstanding, the Company may not have enough cash available for marketing expenses, growth, or operating expenses to reach its goals. If the Company does not have enough cash to operate and grow, the Company may not be able to meet its obligations in the C-2 Investment Certificates, which may result in an entire loss of your investment. The Company cannot predict the market value of its assets, and the proceeds of an asset sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities.

General tax considerations
Investors in the C-2 Investment Certificates are urged to consult their tax advisors concerning the federal, state, local and foreign income tax consequences of acquiring, owning, and disposing of, the C-2 Investment Certificates as well as the application of state, local and foreign income and

other tax laws. Any federal tax discussion contained in these Offering Materials, including any attachments, was written in connection with the Offering of the C-2 Investment Certificates by the Company, and is not intended or written to be used, by anyone for the purpose of avoiding federal tax penalties that may be imposed by the federal government. Nothing in these Offering Materials shall be deemed tax or legal advice by the Company or its members.